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                                                              FILE NO. 0-25322
                                                              ----------------


                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of

                       the Securities Exchange Act of 1934

                              For October 23, 2003


                        GENSCI REGENERATION SCIENCES INC.
            -----------------------------------------------------------
               (Translation of the registrant's name into English)

                          Suite 1000 - 1235 Bay Street
           -----------------------------------------------------------
                    (Address of principal executive offices)

                         Toronto, Ontario M5R 3K4 CANADA
            -----------------------------------------------------------


         [Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F]


                   Form 20-F        |X|               Form 40-F         |_|


         [Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]


                   Yes              |X|               No                |_|

                           Rule 12g-3-2(b) #: 82-2803

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           ISOTIS TO ISSUE NEW SHARES TO CLOSE TRANSACTION WITH GENSCI
                      LISTING PROSPECTUS AVAILABLE TOMORROW

IRVINE / LAUSANNE / BILTHOVEN, OCTOBER 23, 2003 - IsoTis (ISON: SWX/Euronext) announces the publication of a prospectus (dated 20 October, 2003) on 24 October in connection with the issuance of 27,521,930 new IsoTis shares. This share issue will pay for the shares of GenSci OrthoBiologics and certain related assets which IsoTis will acquire from GenSci Regeneration Sciences Inc. in the context of the merger of IsoTis with GenSci OrthoBiologics.

The prospectus contains the details of the share issuance and the listing of the shares on Euronext Amsterdam and Swiss Exchange. For regulatory reasons the prospectus is only available in Switzerland and The Netherlands. In order to disseminate all relevant information to all interested parties simultaneously, the section "Recent developments" (i.e. developments that occurred between September 1, the publication date of the Information Circular on the merger, and October 20) on page 11 of the prospectus has been attached to this announcement. In addition an annex has been attached explaining the share exchange for GenSci shareholders.

Also, IsoTis' organization was streamlined following the separation agreement reached with Douglass Watson (GenSci's President and CEO), who recently expressed his wish to leave the company to pursue new personal and professional opportunities. GenSci's and IsoTis' Boards of Directors, senior management, and all team members wish him the very best in his new endeavors. Frederick Matthews, VP Sales and Marketing, will lead IsoTis' commercial efforts in the NAFTA countries, and Jacques Essinger, CEO of IsoTis, will manage the US subsidiary as US President and CEO. In addition, Pieter Wolters, CFO of IsoTis and currently based in Bilthoven, will relocate to Irvine to build and further increase IsoTis' profile in the North American investment community, and to prepare for a consolidation of IsoTis' multiple listings.

The prospectus is available at IsoTis, Prof. Bronkhorstlaan 10 D, 3723 MB Bilthoven (tel +31-30-2295229, fax +31-30-2280255) as well as at ABN AMRO Bank N.V., Equity Capital Markets HQ 7006, Gustav Mahlerlaan 10, 1082 PP te Amsterdam (tel +31-20-3836707, fax +31-20-6280004), and at www.euronext.com.

FOR FURTHER INFORMATION, CONTACT:
Hans Herklots                       Louis G. Plourde
Media & investor relations          Investor/shareholder relations
Tel: +31(0)30 229 5271              Tel: + (800) 561-2955 (North America)
Fax: +31(0)30 228 0255              E-mail: IR@Gensci-regen.com
E-mail: investor.relations@isotis.com

(Certain statements in this Press Release are "forward-looking statements", including those that refer to management's plans and expectations for future operations, prospects and financial condition. One can identify these forward-looking statements by use of words such as 'strategy,' 'expects,' 'plans,' 'anticipates,' 'believes,' 'will,' 'continues,' 'estimates,' 'intends,' 'projects,' 'goals,' 'targets' and other words of similar meaning. One can also identify them by the fact that they do not relate strictly to historical or current facts. Such statements are based on the current expectations of the management of IsoTis S.A. and GenSci only. Reliance should not be placed on these statements because, by their nature, they are subject to known and unknown risks and can be affected by factors that are beyond the control of IsoTis/GenSci. Actual results could differ materially from current expectations due to a number of risk factors and uncertainties, including but not limited to the timely commencement and success of IsoTis' and GenSci's clinical trials and research endeavors, delays in receiving U.S. FDA or other regulatory approvals (a.o. EMEA, CE), market acceptance of the combined Company's' products, development of competing therapies and/or technologies, the terms of any future strategic alliances, the need for additional capital, the inability to obtain, or meet conditions imposed for the required governmental and regulatory approvals and consents, the risk that IsoTis and GenSci will not consummate the transaction, or that implementing the merger may not provide all or any of the benefits projected as it will place significant demands on our management. For a more detailed description of the risk factors and uncertainties affecting
IsoTis, refer to the Joint Information Circular and to IsoTis' reports filed from time to time with the Swiss Stock Exchange, and Euronext Amsterdam N.V. For a more detailed description of the risk factors and uncertainties affecting GenSci, refer to the Joint Information Circular and to GenSci's reports filed from time to time with the Canadian securities regulators, available at www.sedar.com. IsoTis and GenSci are not obligated to update or revise any forward-looking statements, whether as a result of new information or otherwise.


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This communication shall not constitute an offer to sell or the solicitation of an offer to buy securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such jurisdiction.)

ANNEX  I  (PLAIN  TEXT  COPY  OF  COMPLETE  PAGE  11 OF  AFOREMENTIONED  LISTING
PROSPECTUS)

RECENT DEVELOPMENTS (SINCE SEPTEMBER 1, 2003)

On September 23, 2003, IsoTis SA initiated a plan to restructure the Company's operations to focus on orthobiology and apply a strict `medical devices' product development approach and no longer pursue cell-based product development. Implementation of this restructuring plan is expected to result in the Company recognizing a restructuring charge of approximately (euro) 0.5 million in the second half of 2003 relating to the termination of 19 Netherlands based employees. As part of the restructuring, IsoTis is currently evaluating its options regarding certain fixed assets related to cell based product development. The Company expects to complete its evaluation during the fourth quarter of 2003.

On September 29, 2003, IsoTis was informed by one of its creditors that a (euro)
0.7 million installment payment due September 30, 2003 could not be paid because of liquidity problems. On October 17, 2003, IsoTis reached agreement with the creditor that full payment of the amount outstanding will take place no later than November 30, 2003. Specific guarantees to this effect have been given.

On October 9, 2003, a meeting with IsoTis was requested by the Dutch Tax Authorities to discuss a draft report with regard to the valuation of employee stock options granted in March 2000. The meeting has not been held at this point. Based on the draft report received by IsoTis, the Dutch Tax Authorities argue that the exercise price should have been at or closer to its initial public offering price in October 2000. In such case, IsoTis could be charged with a wage tax withholding tax claim of up to (euro) 1.8 million (excluding interest/penalties). IsoTis believes it can support the fair value of the stock options granted and will contest, in litigation if this cannot be avoided, such tax claim. Accordingly, no amounts have been provided by IsoTis at this time relating to this claim.

After negotiations since early 2003, IsoTis has entered into an R&D agreement with Twente University (`Twente') in the first half of October, 2003, whereby IsoTis will permanently transfer 14 research employees to Twente. The research group will focus on biomaterial research and the biology of musculo-skeletal tissues. With its establishment, the group will immediately become one of the leading forces in the field. IsoTis has committed (euro) 4 million to Twente for ongoing costs and research performed by the group until December 31, 2006. In addition, IsoTis has agreed to provide the temporary use of certain assets. In exchange, IsoTis will own or have access to programs or products the new group develops, thereby securing the long term inflow of cutting-edge programs into its development pipeline.

P11 OF LISTING PROSPECTUS, DATED 24 OCTOBER, 2003



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Annex II - Notice to GenSci Shareholders:

As you may be aware, at the extraordinary general meeting of the Company's shareholders held September 30, 2003, the proposed arrangement between GenSci and IsoTis S.A. was approved. The transaction is scheduled to be completed on October 27, 2003.

Under the arrangement, IsoTis will issue to GenSci a total of 27,521,930 IsoTis shares in exchange for certain of GenSci's assets, including all of the shares of GenSci's wholly-owned subsidiary, GenSci Orthobiologics. From the shares that are issued to it, GenSci will hold back that number of IsoTis shares that will be required to pay certain costs plus the tax liability associated with the plan of arrangement (resulting from a possible tax gain on the sale of GenSci OrthoBiologics or possible Canadian withholding tax on distributions to non-Canadian shareholders). The balance of the IsoTis shares will be available for distribution to GenSci shareholders.

Everyone who holds GenSci Regeneration Sciences Inc. shares on the completion date will be entitled to participate in the distribution of the IsoTis shares. Following the completion of the transaction, GenSci (the Parent Company) will not be holding any significant assets but for the IsoTis shares. In accordance with the terms of the plan of arrangement, it will immediately change its name to SMC Ventures Inc. and will distribute the IsoTis shares to its shareholders. Accordingly, each GenSci shareholder will be entitled to receive, for each share of GenSci that they hold:

1.   their pro-rata portion of the balance of the IsoTis shares; and
2. 0.1 of a newly issued share of SMC Ventures Inc., which will seek a listing of its shares on NEX. NEX is a separate board of the TSX Venture Exchange for issuers previously listed on the TSX or the TSX Venture Exchange and which are seeking opportunities to refinance and reactivate, but which no longer meet the ongoing listing standards of those exchanges.

On completion of the transaction, SMC Ventures will deliver a Notice of Transmittal to each of its registered shareholders. The Notice will instruct the registered holders (shareholders who hold physical stock certificates in their possession) to deliver their GenSci share certificates to Pacific Corporate Trust Company, the Company's transfer agent, so that they can be exchanged for shares of IsoTis and SMC Ventures. Shares of IsoTis are not certificated. Instead, IsoTis shares are issued and distributed electronically, and share certificates representing IsoTis shares will not be issued. Accordingly, each registered shareholder will need to provide Pacific Corporate Trust with details for a brokerage account where the IsoTis shares are to be deposited.

Individuals who hold shares through a broker or other intermediary will not need to take any further steps; the transaction will be completed directly by those firms. Registered shareholders will receive a Notice of Transmittal with instructions for completing the transfer.

The new IsoTis shares are expected to be admitted to listing and trading on the Main Board of the SWX and the Official Market Segment of Euronext, on October 31, 2003 or as soon as possible thereafter, barring unforeseen circumstances. IsoTis has received conditional approval to list the IsoTis Shares on the Toronto Stock Exchange (`TSX'). The listing is subject to IsoTis meeting TSX requirements, including the filing of documentation on or as soon as possible after the Effective Date. The listing on TSX will occur as soon as practicable thereafter.

CONTACT INFORMATION:
Yasmin Juma, Account Supervisor
Pacific Corporate Trust Company
T: 604-691-7361 F: 604-689-8144 E: yjuma@pctc.com I: www.pctc.com





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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.



                                           GENSCI REGENERATION SCIENCES INC.
                                           ---------------------------------
                                              (REGISTRANT)


Date: 10-23-03                                /s/ Peter B. Ludlum
                                              -------------------
                                              Peter B. Ludlum
                                              Chief Financial Officer